CLECO SECURITIZATION II LLC	EXHIBIT 35.1

Servicer Compliance Statement

The undersigned hereby certifies that he is the duly elected and acting Treasurer of Cleco Power LLC, as servicer (the “Servicer”), under the Energy Transition Property Servicing Agreement dated as of March 12, 2025 (the “Servicing Agreement”) between the Servicer and Cleco Securitization II LLC, as the issuing entity, and further that:
1.A review of the activities of the Servicer and of its performance under the Servicing Agreement during the twelve months ended December 31, 2025 has been made under the supervision of the undersigned pursuant to Section 3.03 of the Servicing Agreement; and
2.To the best of the undersigned’s knowledge, based on such review, the Servicer has fulfilled all of its obligations in all material respects under the Servicing Agreement throughout the year ended December 31, 2025, except as set forth in Annex A hereto.
Executed as of this 30th day of March, 2026.

CLECO POWER LLC, as servicer

/s/ Vincent M. Sipowicz
Vincent M. Sipowicz Treasurer

ANNEX A
to Servicer Compliance Statement

LIST OF SERVICER DEFAULTS

The following Servicer Defaults, or events which with the giving of notice, the lapse of time, or both, would become Servicer Defaults known to the undersigned occurred during the year ended December 31, 2025:

Nature of Default	Status
None

While not a Servicer Default, during 2025 the Servicer became aware of an issue with certain bill calculations that caused approximately 90,000 customers, out of approximately 295,000 customers, to be overbilled for multiple billing cycles (cycles 12, 13, 14, and 15) for the month of December 2025, totaling approximately $115,000, resulting in overcollections being made for customers in these cycles for the billing month of December. The affected bills were subsequently corrected in January 2026. The error did not result in the Servicer not collecting sufficient funding for its Cleco Securitization II LLC bond obligations.